UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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SCHEDULE 13D

Under the Securities Exchange Act of 1934

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 Harvest Capital Credit Corporation

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(Name of Issuer)

Common Stock, par value $0.001 per share

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(Title of Class of Securities)

41753F 109

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(CUSIP Number)

Walter Conroy

Chief Legal Officer

JMP Group LLC

600 Montgomery Street, Suite 1100

San Francisco, CA 94111

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2016

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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the ”Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 41753F 109
1.	NAMES OF REPORTING PERSONS Joseph A. Jolson I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 30,000 (a)
	8.	SHARED VOTING POWER 484,495(b)
	9.	SOLE DISPOSITIVE POWER 30,000 (a)
	10.	SHARED DISPOSITIVE POWER 484,495(b)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,495 (a)(b)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.04%
14.	TYPE OF REPORTING PERSON* IN

(a)

As of February 15, 2017, Mr. Jolson’s ownership includes (i) 20,000 shares of common stock, par value $0.001 per share, (the “Common Stock”) owned by Mr. Jolson directly; and (ii) 10,000 shares of Common Stock owned by Mr. Jolson’s daughter and over which shares Mr. Jolson has voting and investment power.

(b)

As of February 15, 2017, Mr. Jolson’s shared ownership includes (i) 448,727 shares of Common Stock owned by the Joseph A. Jolson Trust dtd 6/4/91, of which Mr. Jolson is the trustee and over which shares Mr. Jolson has shared voting and investment power; and (ii) 35,768 shares of Common Stock owned by The Jolson Family Foundation, of which foundation Mr. Jolson is President and Treasurer and over which shares Mr. Jolson has shared voting and investment power.

CUSIP No. 41753F 109
1.	NAMES OF REPORTING PERSONS Joseph A. Jolson Trust dtd 6/4/91 I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 448,727
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 448,727
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,727
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.01%
14.	TYPE OF REPORTING PERSON* OO

Note:

This Statement on Schedule 13D is being filed jointly by Joseph A. Jolson and the Joseph A. Jolson Trust dtd 6/4/91 as a result of the acquisition of shares of common stock, par value $0.001 per share, of Harvest Capital Credit Corporation and the loss of the Rule 13d-1(d) filing status. This Schedule 13D amends and replaces the previously filed Schedule 13G/A filed by Mr. Jolson on February 17, 2016.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Harvest Capital Credit Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 767 Third Avenue, 25th Floor, New York, NY.

Item 2. Identity and Background.

(a)

This Statement is filed by Joseph A. Jolson and the Joseph A. Jolson Trust dtd 6/4/91 (the “1991 Trust”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.” All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. The Reporting Persons expressly disclaim status as a “group” for purposes of this Statement.

(b)	The Reporting Persons’ business address is 600 Montgomery Street, Suite 1700, San Francisco, CA 94111.

(c)

Mr. Jolson is the Chairman of the board of directors of the Issuer and is the Chief Executive Officer and Chairman of the board of directors of JMP Group LLC, which has a principal business address of 600 Montgomery Street, Suite 1100, San Francisco, CA 94111. The 1991 Trust is a revocable trust for the benefit of Mr. Jolson and his family and of which Mr. Jolson is the trustee.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Persons have not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Jolson is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

The transactions required to be reported in this Statement are as follows:

1.

On September 14, 2016, the 1991 Trust, of which Mr. Jolson is the trustee, acquired 5,800 shares of Common Stock at a weighted average purchase price of $12.38 per share in open market purchases pursuant to a Rule 10b5-1 purchase plan. These shares were purchased using the funds of the 1991 Trust.

2.

On September 15, 2016, the 1991 Trust acquired 13,740 shares of Common Stock at a weighted average purchase price of $12.4 per share in open market purchases pursuant to a Rule 10b5-1 purchase plan. These shares were purchased using the funds of the 1991 Trust.

No part of the purchase price of the above transactions was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

Item 4. Purpose of Transaction.

The transactions described above in Item 3 were made for investment purposes and pursuant to a Rule 10b5-1 purchase plan entered into by the 1991 Trust.

Except with respect to additional purchases pursuant to a purchase plan or as may otherwise be made from time to time, Reporting Persons do not have any present plans or proposals that would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Mr. Jolson is the Chairman of the board of directors of the Issuer, and accordingly, actions taken by Mr. Jolson in his capacity as a director of the Issuer, in respect of any of the matters referred to in subparagraphs (a) through (j) of Item 4 of Schedule 13D, will be reported by the Issuer in periodic and other reports filed by the Issuer under the Exchange Act.  This Report is being filed with respect to Mr. Jolson’s individual ownership of equity securities of the Issuer and does not relate to actions taken by Mr. Jolson’s in his capacity as a director or officer. The Reporting Persons may change their plans or proposals in the future. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)

As of February 15, 2017, there were 6,396,946 shares of Common Stock issued and outstanding. As of February 15, 2017, Mr. Jolson is the beneficial owner of 514,495 shares of Common Stock, which represents 8.04% of the Issuer’s outstanding shares of Common Stock. Such total number of shares includes (i) 448,727 shares owned by the 1991 Trust, of which Mr. Jolson is the trustee and over which shares Mr. Jolson has shared voting and investment power; (ii) 35,768 shares owned by The Jolson Family Foundation (the “Foundation”), of which Foundation Mr. Jolson is President and Treasurer and over which shares Mr. Jolson has shared voting and investment power; (iii) 10,000 shares owned by Mr. Jolson's daughter and over which shares Mr. Jolson has voting and investment power; and (iv) 20,000 shares owned directly by Mr. Jolson. As of February 15, 2017, the 1991 Trust is the beneficial owner of 448,727 shares of Common Stock, which represents 7.01% of the Issuer’s outstanding shares of Common Stock.

(b)

Mr. Jolson has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all of the shares referenced in Item 5(a) above other than the shares held by the 1991 Trust and the Foundation. Mr. Jolson has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the shares held by the 1991 Trust and the Foundation. The Foundation has a principal business and principal office at 600 Montgomery Street, Suite 1700, San Francisco, CA 94111. The Foundation has not been convicted in a criminal proceeding. During the last five years, the Foundation has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)

Other than the transactions described in Item 3 above, there have been no transactions by the Reporting Persons (either directly or indirectly through any of the persons in paragraph (a) above during the 60 days prior to the date of this Statement.

(d)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Jolson is the Chairman of the board of directors of the Issuer. Mr. Jolson and the 1991 Trust have entered into a trust agreement for estate planning purposes and for the benefit of Mr. Jolson and his family. In his capacity as the trustee under the 1991 Trust, Mr. Jolson has voting and investment power over the shares of Common Stock held by the 1991 Trust.

Item 7. Material to be filed as Exhibits

Exhibit A: Joint Filing Agreement (filed herewith)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2017

By: /s/ Joseph A. Jolson
Name: Joseph A. Jolson

Joseph A. Jolson Trust dtd 6/4/91

By: /s/ Joseph A. Jolson
Name: Joseph A. Jolson, Trustee